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Good Feeling Hemp

Hemp

Houston, TX 77036
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Early Investor Bonus: The investment multiple is increased to 2× for the next $25,000 invested.
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THE PITCH
Good Feeling Hemp is seeking investment to expand our companies operations, generate more revenue and capture market share and brand awareness in the hemp industry.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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INVESTOR PERKS

Good Feeling Hemp is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Good Feeling Hemp T-Shirt + 300mg Tincture + Recovery Cream Sample Invest $1,000 or more to qualify. 25 of 25 remaining

Our Good Feeling Hemp T-Shirt + 300mg Tincture is a great way to promote our brand and experience the benefits of our CBD Products

Good Feeling Hemp Polo Shirt + 600mg Salve Stick + CBD Massage Oil Sample Invest $5,000 or more to qualify. 25 of 25 remaining

Look official with our all black company polo shirt and experience our top selling 600MG CBD Salve Stick

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GOOD FEELING HEMP - INVESTOR VIDEO
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In this video the three managing partners of Good Feeling Hemp – Martel Matthews, Ian Terry and Ron Denmon are introducing there brand to investors. Good Feeling Hemp is a Hemp derived CBD brand and distribution company based out of Houston, Texas. Their team articulates a high level view of the company goals, target market, and what they plan to do with investors capital.

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OUR STORY

In 2020, we started good feeling hemp in Houston, Texas, with a mission to make a positive impact in our community. Plant-based medicine has been prevalent since the beginning of time. We are proud to have cultivated and created some of the country's finest products.

We use advanced extraction methods to obtain a complete range of cannabinoids, terpenes, essential oils, and other beneficial phytonutrients. This yields a more potent blend that requires no harsh chemical solvents. We select the top farmers and use all natural seeds guaranteeing our products are of the highest quality.

To create the best full spectrum cannabinoids extract we start with the highest grade of hemp grown in the United States. Good Feeling Hemp collaborates with world-class growers to create genetics that produce a cannabinoid profile that contains significant levels of cannabinoids such as CBD, CBG, Delta-8, etc. Cannabinoids work synergistically with each other and are more effective when they are found together versus when they are isolated. This is known as the entourage effect and it is the reason our products are so potent and effective.

Good Feeling Hemp plans to leverage its high-quality trusted products, customer first business approach and e-commerce marketing strategy in order achieve success with the hemp industry. Additionally, the company is developing strategic programs to aid them in capturing market share such as a brand ambassador program, independent distributor program and B2B sales program.

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Pre Launch Activities

Step 1: Master Business Systems

Step 2: Structure Long Term Growth

Step 3: Capture National Reach

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OUR MISSION

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Q&A

What is CBD?

CBD (Cannabidiol) is a non-psychoactive compound found in the Cannabis plant, that offers numerous beauty, health and wellness benefits. It is the most widely accepted non-intoxicating cannabinoid found in Cannabis sativa plant. Hemp-based CBD extracts should not be confused with CBD from marijuana, even though they both derive from the same plant – all of our Good Feeling Hemp Full Spectrum and Broad-Spectrum CBD products contain CBD extracted from industrial hemp.

It is Legal?

Yes, thanks to the passing of the 2018 Farm Bill, hemp and hemp-derived products are legal to produce, sell, and consume throughout all 50 states. These products must be derived from industrial hemp containing less than 0.3 percent THC. That being said, states can still decide if they want to allow the sale and production of hemp-based products.

Will Your Products Get Me High?

No. There's no "high" or euphoric effect as a result of using hemp-derived CBD. However, Delta-8 THC may have a slight euphoric effect. We recommend users discretion when choosing what products are best for you.

What Makes Hemp Plants Different from Marijuana Plants?

Hemp and marijuana come from the same plant family, Cannabis sativa. The main difference between the two is their level of Tetrahydrocannabinol (THC) – the illegal, psychotropic cannabinoid. According to the Agricultural Act of 2014, American legislation describes legal hemp plants as containing less than 0.3 percent THC. Therefore, unlike its cousin the marijuana plant, hemp will not get you "high" and is federally legal in all 50 states.

What is CBD?

CBD (Cannabidiol) is a non-psychoactive compound found in the Cannabis plant, that offers numerous beauty, health and wellness benefits. It is the most widely accepted non-intoxicating cannabinoid found in Cannabis sativa plant. Hemp-based CBD extracts should not be confused with CBD from marijuana, even though they both derive from the same plant – all of our Good Feeling Hemp Full Spectrum and Broad-Spectrum CBD products contain CBD extracted from industrial hemp.

It is Legal?

Yes, thanks to the passing of the 2018 Farm Bill, hemp and hemp-derived products are legal to produce, sell, and consume throughout all 50 states. These products must be derived from industrial hemp containing less than 0.3 percent THC. That being said, states can still decide if they want to allow the sale and production of hemp-based products.

Will Your Products Get Me High?

No. There's no "high" or euphoric effect as a result of using hemp-derived CBD. However, Delta-8 THC may have a slight euphoric effect. We recommend users discretion when choosing what products are best for you.

What Makes Hemp Plants Different from Marijuana Plants?

Hemp and marijuana come from the same plant family, Cannabis sativa. The main difference between the two is their level of Tetrahydrocannabinol (THC) – the illegal, psychotropic cannabinoid. According to the Agricultural Act of 2014, American legislation describes legal hemp plants as containing less than 0.3 percent THC. Therefore, unlike its cousin the marijuana plant, hemp will not get you "high" and is federally legal in all 50 states.

What is CBD?

CBD (Cannabidiol) is a non-psychoactive compound found in the Cannabis plant, that offers numerous beauty, health and wellness benefits. It is the most widely accepted non-intoxicating cannabinoid found in Cannabis sativa plant. Hemp-based CBD extracts should not be confused with CBD from marijuana, even though they both derive from the same plant – all of our Good Feeling Hemp Full Spectrum and Broad-Spectrum CBD products contain CBD extracted from industrial hemp.

It is Legal?

Yes, thanks to the passing of the 2018 Farm Bill, hemp and hemp-derived products are legal to produce, sell, and consume throughout all 50 states. These products must be derived from industrial hemp containing less than 0.3 percent THC. That being said, states can still decide if they want to allow the sale and production of hemp-based products.

Will Your Products Get Me High?

No. There's no "high" or euphoric effect as a result of using hemp-derived CBD. However, Delta-8 THC may have a slight euphoric effect. We recommend users discretion when choosing what products are best for you.

What Makes Hemp Plants Different from Marijuana Plants?

Hemp and marijuana come from the same plant family, Cannabis sativa. The main difference between the two is their level of Tetrahydrocannabinol (THC) – the illegal, psychotropic cannabinoid. According to the Agricultural Act of 2014, American legislation describes legal hemp plants as containing less than 0.3 percent THC. Therefore, unlike its cousin the marijuana plant, hemp will not get you "high" and is federally legal in all 50 states.

THE TEAM
Martel Matthews
CEO & Founder

Awarded 2021 Rising Star Entrepreneur by Voyage Houston magazine

Ian Terry
COO & Founder

Board member of the Colorado Hemp Industries Association & has worked with the Colorado Governs office in advising cannabis policies.

Ronald U. Denmon
Chief Strategy Officer & Co-owner

25 year career Air Force veteran serving a career in Special Operations, Combat Photographer & Special Agent with the Air Force Office of Special Investigations and Intelligence. Named the 2005 USAFR Intelligence person of the year.

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PRESS
Meet Martel Matthews of Good Feeling Hemp in South Houston - Voyage Houston Magazine | Houston City Guide

Today we'd like to introduce you to Martel Matthews. Martel, please share your story with us. How did you get to where you are today? My journey as an entrepreneur started in the 4th grade at Hunters Glen Elementary in Missouri City, Texas. As a nine-year-old kid, I was called to the principal's office because [...]

Meet Martel Matthews | Cannabis Hemp and Tech Entrepreneur

We had the good fortune of connecting with Martel Matthews and we've shared our conversation below. Hi Martel, is there something that you feel is most responsible for your success? The Good Feeling Hemp's team of professionals are the most important factor behind the success of our brand. Each

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CUSTOMER TESTIMONIAL
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5-STAR GOOGLE REVIEWS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $30,000
Marketing $10,000
Product & Packaging $5,000
Website Upgrades $2,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$350,000	$770,000	$1,540,000	$2,464,000	$5,420,800
Cost of Goods Sold	$82,000	$180,400	$360,800	$577,280	$1,270,016
Gross Profit	$268,000	$589,600	$1,179,200	$1,886,720	$4,150,784

EXPENSES

Rent	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$150,000	$330,000	$660,000	$1,056,000	$2,323,200
Insurance	$1,500	$1,537	$1,575	$1,614	$1,654
Legal & Professional Fees	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$50,500	$190,413	$448,285	$758,034	$1,753,082

This information is provided by Good Feeling Hemp. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Mainvest_GFH_Pitch_Deck.pdf
Investment Round Status
Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends March 25th, 2022

Summary of Terms

Legal Business Name Good Feeling LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 1.5%-7.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2027

Financial Condition

Historical milestones

Good Feeling Hemp has been operating since March , 2020 and has since achieved the following milestones:

Opened location in Houston, Texas

Achieved revenue of $21,205.05 in 2020, which then grew to $74,463.04 in 2021.

Had Cost of Goods Sold (COGS) of $7,633.82, which represented gross profit margin of 64% in 2020. COGS were then $27,574.28 the following year, which implied gross profit margin of 63%.

Achieved profit loss of (42,760.50) in 2020, which then decreased to (16,488.28) in 2021.

In 2022 we project to achieve positive profit of $50,500

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Good Feeling Hemp forecasts the following milestones:

Secure lease in mall location Houston, Texas by January, 2022.

Hire for the following positions by March, 2022: Sales Manager, Public Relations, Digital Advertising Agency.

Achieve $770,000 revenue per year by 2023.

Achieve $190.413 profit per year by 2023.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Good Feeling Hemp to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Good Feeling Hemp operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Good Feeling Hemp competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Good Feeling Hemp's core business or the inability to compete successfully against the with other competitors could negatively affect Good Feeling Hemp's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Good Feeling Hemp's management or vote on and/or influence any managerial decisions regarding Good Feeling Hemp. Furthermore, if the founders or other key personnel of Good Feeling Hemp were to leave Good Feeling Hemp or become unable to work, Good Feeling Hemp (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Good Feeling Hemp and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Good Feeling Hemp is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Good Feeling Hemp might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Good Feeling Hemp is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Good Feeling Hemp

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Good Feeling Hemp's financial performance or ability to continue to operate. In the event Good Feeling Hemp ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Good Feeling Hemp nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Good Feeling Hemp will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Good Feeling Hemp is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Good Feeling Hemp will carry some insurance, Good Feeling Hemp may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Good Feeling Hemp could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Good Feeling Hemp's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Good Feeling Hemp's management will coincide: you both want Good Feeling Hemp to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Good Feeling Hemp to act conservative to make sure they are best equipped to repay the Note obligations, while Good Feeling Hemp might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Good Feeling Hemp needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Good Feeling Hemp or management), which is responsible for monitoring Good Feeling Hemp's compliance with the law. Good Feeling Hemp will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Good Feeling Hemp is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Good Feeling Hemp fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Good Feeling Hemp, and the revenue of Good Feeling Hemp can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Good Feeling Hemp to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Good Feeling Hemp. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Good Feeling Hemp isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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